OUTLOOK THERAPEUTICS, INC.

111 S. Wood Avenue

Unit #100

Iselin, New Jersey 08830

(609) 619-3990

March 26, 2025

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	Outlook Therapeutics, Inc.
Registration Statement on Form S-3
Filed March 20, 2025
File No. 333-285973

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement on Form S-3 (File No. 333-285973) (the “Registration Statement”) to become effective on Friday, March 28, 2025, at 4:00 p.m., Eastern Time, or as soon as practicable thereafter, or at such later time as the Registrant may orally request via telephone call to the staff of the Commission (the “Staff”). The Registrant hereby authorizes David N. Braus and Robert-Joseph Davis of Outlook Therapeutics, as well as Yvan-Claude Pierre of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Robert-Joseph Davis of Outlook Therapeutics (717) 877-3197. In the case of his absence, please contact Yvan-Claude Pierre of Cooley LLP, outside counsel to the Registrant, at (212) 479-6721, or Courtney Tygesson of Cooley LLP at (312) 881-6680.

Very truly yours,

OUTLOOK THERAPEUTICS, INC.

By:	/s/ Lawrence A. Kenyon
Name:	Lawrence A. Kenyon
Title:	Chief Financial Officer and Interim Chief Executive Officer

cc:	Yvan-Claude Pierre, Cooley LLP
Courtney Tygesson, Cooley LLP
David N. Braus, Outlook Therapeutics, Inc
Robert-Joseph Davis, Outlook Therapeutics, Inc